SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated December 14, 2006, of Director/PDMR Shareholding

SCOTTISH POWER PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

ScottishPower Employee Share Ownership Plan

Scottish Power plc ("the Company") announces that on 11 December
2006, the following Directors/Persons Discharging Managerial Responsibility,
purchased Partnership Shares and were awarded Matching Shares under the Inland
Revenue approved ScottishPower Employee Share Ownership Plan (ESOP).  The Shares
were purchased/allocated at GBP7.50 per share under the terms of the ESOP.  As a result of these awards, the Company was notified today, that the individual interests in the ordinary share capital of Scottish Power plc have increased as shown below.

                           Partnership Shares Ordinary Matching Shares Ordinary    Total Interest in Ordinary Shares of
                           Shares of 42p               Shares of 42p               42p each following this notification*

Alan Bryce                 16                          6                            25,855**
John Campbell              16                          6                            17,613
Stephen Dunn               16                          6                            25,012
Willie MacDiarmid          16                          6                            29,285
Susan Reilly               16                          6                            14,984
David Rutherford           6                           6                            13,663

*All less than 1% of the issued share capital

** Balance adjusted to reflect 2,504 shares held in PEP/ISAs with Alliance Trust
Savings Scheme, Dundee resultant from return of cash to shareholders following sale of PacifiCorp

Mrs Sheelagh Duffield

Company Secretary

Telephone: 0141 636 4544

14 December 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: December 14, 2006	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary